VIA EDGAR

October 14, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attention: Pamela A. Long

Re:	Forterra, Inc.’s Registration Statement on Form S-1 Filed October 7, 2016
(File No. 333-212449)

Dear Ms. Long:

Pursuant to discussions between Nudrat Salik and our outside counsel on October 13, 2016, Forterra, Inc. is hereby providing you with the requested explanation regarding the difference between the number of pro forma basic weighted average outstanding common shares (63,789,474) and pro forma diluted weighted average outstanding common shares (63,919,754) as reflected on page F-31 of the above referenced filing. As discussed, the difference relates to our intention disclosed on page 19 of the referenced filing to grant equity awards representing an aggregate of approximately 498,490 shares of common stock to our executive officers and certain director nominees under our equity incentive plan at the time of the pricing of this offering. These grants will be in the form of stock options and restricted stock awards and will be based on the per share price to be paid in the offering. The difference between the basic and diluted amount is related to the dilutive impact of restricted stock expected to be granted pursuant to these awards in connection with the offering.

If you have any questions, we stand ready to respond as quickly as possible. If you wish to discuss this topic or any others, you can reach me at (469) 284-8678, Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242 or Bill Wortmann of Gibson, Dunn & Crutcher LLP at (202) 887-3649. Thanks again for your assistance.

Sincerely,

/s/ Lori M. Browne

Lori M. Browne

Senior Vice President and General Counsel

Cc:	Jeff Chapman, Esq.
Peter Wardle, Esq.
Bill Wortmann, Esq.
Joshua Davidson, Esq.
Samantha Crispin, Esq.